Annual General Meeting of Shareholders of Therapix Biosciences Ltd.

Date: March 7, 2019

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. TO RE-ELECT the following nominees to serve as directors of the Company until the next annual general meeting of the Company's shareholders or until their respective successors are duly elected and qualified, or until any of their earlier resignation or removal:			
a. Dr. Ascher Shmulewitz	☐	☐	☐
b. Amit Berger	☐	☐	☐
c. Dr. Yafit Stark	☐	☐	☐
d. Zohar Heiblum	☐	☐	☐
e. Stephen M. Simes	☐	☐	☐
f. Eric So	☐	☐	☐

	For	Against	Abstain
2. TO REAPPOINT Kost Forer Gabbay & Kasierer, Certified Public Accountants (Isr.), a member firm of EY Global, as the independent registered public accounting firm of the Company for the year ended December 31, 2018, and until the next annual general meeting and to authorize the Board of Directors to determine the compensation of said auditors in accordance with the scope and nature of their services.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

________________ Please Sign Here

__________ Please Date Above

________________ Please Sign Here

__________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. →

Annual General Meeting of Shareholders of Therapix Biosciences Ltd. to be held on March 7, 2019 For Holders as of February 5, 2019

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

For additional information, please use the following web link: http://therapix.investorroom.com/SEC-Filings

All votes must be received by 12:00 p.m. EST on February 28, 2019.

PROXY TABULATOR FOR
THERAPIX BIOSCIENCES LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

THERAPIX BIOSCIENCES LTD.

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 12:00 p.m. EST on February 28, 2019)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Therapix Biosciences Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **February 5, 2019** at the **Annual General Meeting** of the Shareholders of **Therapix Biosciences Ltd.** to be held on **March 7, 2019** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1. **The Depositary shall not vote or attempt to exercise the right to vote that attaches to such Shares or other Deposited Securities other than in accordance with such instructions or deemed instructions.**

2. **If no instructions are received by the Depositary from any Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Owner's Receipts on or before the date established by the Depositary for such purpose, the Depositary shall deem such Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Securities and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Securities; provided, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing) that (x) the Company does not wish such proxy given, (y) substantial opposition exists or (z) such matter materially and adversely affects the rights of holders of Shares.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
THERAPIX BIOSCIENCES LTD.
P.O. BOX 8016
CARY, NC 27512-9903